John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com
November 24, 2010
VIA E-MAIL and FEDERAL EXPRESS
Alison T. White
Senior Counsel
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644
Re:	Manulife Financial Corporation/John Hancock Life Insurance Company (U.S.A.) Combined Registration Statement on Form F-3 (File Nos. 333-168694 and 333 -168694-01)
Dear Ms. White:
This letter responds to the comments you provided in your letter dated October 14, 2010, regarding the above-referenced Initial Registration Statement on Form F-3, filed with the Securities and Exchange Commission (the “Commission”) on August 9, 2010 (Accession Number 0000950123-10-075200) (the “August 9th Filing”) to register the modified guaranteed annuity contract (the “Contract”). We intend to file Pre-Effective Amendment No. 1 to the Registration Statement (the “Pre-Effective Amendment”) under the Securities Act of 1933, as amended (the “Act”) to include the changes referred to in this letter. Your comments are shown in italics. We use underlines to show additions and ~~strilkethroughs~~ to show deletions to the text of the prospectus.
Comment 1. Cover Letter.
a.	Combining multiple contracts into one prospectus.
Please explain to the Staff your basis for combining multiple contracts with different features into one prospectus. In this regard we refer you to the Industry Comment Letter dated November 3, 1995 which states: “multiple prospectuses may be combined in a single registration statement when the prospectuses described are essentially identical... [f]or example...the prospectuses describe the same contract that is sold through different distribution channels. ”
b.	Filing definitive prospectuses under Rule 424.
Please explain to the Staff your basis for filing definitive versions of the contracts under Rule 424 rather than in pre-effective amendments to the registration statement.
RESPONSE: The Contract will be sold through different distribution channels. We originally intended to apply different minimum premium payments, different minimum Floor Rates and maximum Rate Caps, different withdrawal charges, and different maximum compensation. We have reevaluated the terms of the offering and have determined to standardize these Contract terms across all distribution channels. Accordingly, and as described in more detail below, there will be a uniform Floor Rate, maximum Rate Cap, uniform withdrawal charge schedules, and maximum commission rate applicable to all distribution channels. Thus, disclosure regarding these factors will be consistent for all distribution channels.

Alison T. White, Esq.
SEC Office of Insurance Products
November 24, 2010

•	Minimum purchase payment. The revised prospectus will disclose a uniform $25,000 minimum premium for all distribution channels.

•	Annual credited interest. The revised prospectus will disclose a uniform Floor Rate of 0%. There will be no Rate Cap on credited interest at the present time. If in the future we determine to impose a Rate Cap on new Contracts, the maximum Rate Cap will be applied to new Contracts uniformly, and will be set no lower than 5%. Prospectus disclosure will be revised to reflect this: on the cover page (see our response to Comment 3.b., below); and in “III. Description of the Contract — How Interest is Credited” (see Attachment B to this letter).

•	Withdrawal Charge Schedule. The revised prospectus will disclose a uniform withdrawal charge schedule applicable to Initial Terms and a uniform withdrawal charge schedule applicable to Subsequent Terms for all distribution channels. We will remove all other withdrawal charge schedules contained in Appendix C to the prospectus in the August 9th Filing. In addition to disclosure of the uniform schedules in Appendix C, the revised prospectus will disclose the withdrawal charge applicable to Initial Terms in a “Fee Table,” as shown in Attachment C to this letter.

•	Compensation payable to broker-dealers for distributing the contract. The revised prospectus will disclose a uniform maximum commission of 6% for all distribution channels, with an indication that the amounts may differ.

•	Definitive marketing name. The contract’s definitive marketing name will be “Inflation Guard.”
Comment 2. Calculation of Registration Fee Table.
The “Amount to be registered” column should show a number, and the “Proposed maximum aggregate price per security” and “Proposed maximum aggregate offering price” columns should show dollar amounts. Please revise accordingly.
RESPONSE: We will revise the cover page of the Pre-Effective Amendment to read as follows:
CALCULATION OF REGISTRATION FEE

Proposed
		maximum	Proposed maximum
Title of each class of	Amount to be	aggregate price	aggregate offering	Amount of
securities to be registered	registered (1)	per security (~~2~~1)	price (2)	registration fee

John Hancock Life Insurance Company (U.S.A.) Contract Value Interests under deferred annuity contracts	~~$ 1,000,000,000~~N/A	~~100%~~N/A	$1.000,000,000~~100 %~~	$71,300

Subordinated guarantee relating to Contract Value Interests under deferred annuity contracts (3)				None

(1)	~~An indeterminate number or amount of Contract Value Interests under deferred annuity contracts of John Hancock Life Insurance Company (U.S.A.) that may from time to time be issued at indeterminate prices, in U.S. dollars. In no event will the aggregate maximum offering price of all securities issued pursuant to this registration statement exceed $1.000.000.000.~~ The amount to be registered and the proposed maximum aggregate price per unit are not applicable since these securities are not issued in predetermined amounts or units.

Alison T. White, Esq.
SEC Office of Insurance Products
November 24, 2010

(2)	Estimated solely for the purpose of determining the amount of the registration fee. In no event will the aggregate maximum offering price of all securities issued pursuant to this Registration Statement exceed $1,000,000,000.

(3)	The subordinated guarantee issued by Manulife Financial Corporation being registered here~~o~~in is being sold without separate consideration. Pursuant to Rule 457(n) under the Securities Act of 1933, as amended, no separate fee for the subordinated guarantee is payable.
Comment 3. Cover Page.
a.	Description of the contract.
Please revise the first sentence of the cover page to state that “the prospectus describes a single payment index-linked modified guarantee deferred annuity contract.”
RESPONSE: “Index-linked” offerings generally credit interest to contract value existing at the end of a period based on changes to the index during that period. The Contract does not use that interest crediting methodology. Instead, John Hancock Life Insurance Company (U.S.A.) (the “Company) credits interest during the initial contract year at a fixed rate set in advance. After the initial Contract Year, it calculates a fixed rate for each succeeding year during a guarantee period (e.g., years 2 — 5 of a 5-Year guarantee period) based, in part, on previous changes in the All Items Consumer Price Index for All Urban Consumers for the U.S. City Average (the “CPI-U index”). After the initial guarantee period, the Company sets a fixed rate, without regard to changes in the CPI-U index, and credits that rate during the entire first Contract Year of any succeeding guarantee period (e.g., year 6 following an initial 5-Year guarantee period). Once again, after the initial Contract Year, it calculates a fixed rate for each succeeding year during a guarantee period (e.g., years 7 — 10 of the subsequent 5-Year guarantee period) based, in part, on previous changes the CPI-U index. Accordingly, the annuity contract is not index-linked at all durations, and the interest rate used in a particular Contract Year will not reflect changes to the index for that year.
We will revise the prospectus in the Pre-Effective Amendment to disclose that the interest-crediting methodology under a contract will only partially reflect the current CPI-U index, as follows:
The CPI-U percentages are only one part of the total crediting rate formula. We use the prior year’s change in the CPI-U, as a percentage, to help calculate the interest we will credit to your Account Value in the current year. The interest we will credit to your Account Value is never “linked” so as to correspond directly with any currently published CPI-U percentage.
b.	Description of the guarantee
Please expand the introduction to the bulleted section by explaining that the contract pays a guaranteed rate of return that is based upon the movement of the Consumer Price Index.
RESPONSE: We will revise the bulleted section of the prospectus’ cover page to read as follows:
The Contract is designed to provide retirement income pursuant to either nonqualified retirement plans or plans qualifying for special income tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”). ~~As used in this prospectus, “you” refers to the Owner of a Contract.~~The Contract provides for the daily crediting of interest (subject to Market Value Adjustment on early withdrawals and annuitization) on Account Values. The Company declares the interest rate it will use throughout the first year of each Term (a “Term” is a guarantee period), and may declare different first year rates from time to time for new Terms, or Terms of different durations (the “Declared Interest Rate”). For each remaining year in any Term, the Company will determine a rate at each Contract Anniversary to be used throughout the current

Alison T. White, Esq.
SEC Office of Insurance Products
November 24, 2010

Contract Year based, in part, on historic changes of the All Items Consumer Price Index for All Urban Consumers for the U.S. City Average (“CPI-U”). We refer to this rate as the “Indexed Crediting Rate.” The U.S. Department of Labor publishes the CPI-U monthly, but such monthly changes will not be reflected in a current Indexed Crediting Rate.
•	You make a single Purchase Payment for the Contract.
•	The minimum Purchase Payment is ~~$[10,000/~~$25,000~~]~~.

•	The maximum Purchase Payment (without our prior approval) is $1,000,000.
•	You may not make additional Purchase Payments for a Contract, but you may purchase additional Contracts at the then prevailing rates and ~~t~~Terms.

•	You designate the Term to which we allocate your Purchase Payment.

•	Regardless of the annual changes in the CPI-U, the Indexed Crediting Rate will never ~~be less than a~~ fall below 0% (the “Floor Rate ~~of [0 l%]nor greater than a Rate Cap of [8% 10%].~~”).

•	We currently do not limit the maximum Index Crediting Rate. In the future, we may impose a maximum limit (“Rate Cap”) uniformly on the Indexed Crediting Rate for new Contracts. The Rate Cap will be set no lower than 5%.

•	You select an Annuity Option available under your Contract or an alternate form of settlement acceptable to us.
     c. Defined terms.
Please define each capitalized term the first time you use it. This comment applies here and throughout the prospectus, and is regardless of the fact that you have included a glossary.
RESPONSE: We will define each capitalized term the first time we use it and revise the prospectus in the Pre-Effective Amendment accordingly.
     d. Duration of withdrawal charges and Market Value Adjustment.
In the sentence stating that “withdrawal charges and a Market Value Adjustment may apply for a number of years,” please change “a number of years ” to something more specific.
RESPONSE: We will revise the sentence in the prospectus in the Pre-Effective Amendment, as follows:
~~Also, withdrawal~~ Withdrawal charges and ~~a~~ Market Value Adjustments may apply for as long as you own the Contract because we assess a withdrawal charge and impose Market Value Adjustments if you make a ~~number~~withdrawal from the Contract before the end of ~~years.~~any Term then in effect, including any Subsequent Terms that you may have elected.
     e. Definitive marketing name(s).
Please note that we will not accelerate the filing until you have added the contract’s definitive marketing name(s).
RESPONSE: The contract’s definitive marketing name will be “Inflation Guard.”
     f. Contract variability.
We note the disclosure in the middle of page ii where you state that you should not assume that information is accurate other than on the date of the particular filing. Supplementally, please identify the specific information that may change and why such a broad disclaimer is appropriate for this security.

Alison T. White, Esq.
SEC Office of Insurance Products
November 24, 2010

RESPONSE: We will revise the fourth paragraph of page ii in the prospectus in the Pre-Effective Amendment to read as follows:
You should rely on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of the securities covered by this prospectus in any jurisdiction where the offer is not permitted by law. ~~You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of this prospectus or any applicable prospectus supplement, as the case may be.~~
Comment 4. About This Prospectus, page 1.
     a. Issuing company.
In the third paragraph, please clarify who is issuing the contract.
RESPONSE: We will revise the third paragraph under “About This Prospectus” in the prospectus in the Pre-Effective Amendment to read as follows:
Inflation Guard is issued and offered by John Hancock USA (the “Company”) in all jurisdictions except New York. MFC is John Hancock USA’s parent company. The Company filed this prospectus as part of a joint registration statement with MFC relating to the Contracts that ~~it~~the Company issues and a subordinated guarantee that MFC issues. This prospectus, together with the documents incorporated by reference herein, describes information about both the Contracts and the subordinated guarantee. ~~Under the registration statements filed with the U.S. Securities and Exchange Commission (“SEC”), John Hancock USA may, from time to time, sell the Contracts described in this prospectus.~~
     b. Delete “...rules and regulations of the SEC.”
Please delete the phrase “in accordance with the rules and regulations of the SEC” in the middle of the page.
RESPONSE: We will revise the fourth paragraph under “About This Prospectus” in the prospectus in the Pre-Effective Amendment to read as follows:
Before you invest, you should read this prospectus together with the additional information described under the heading “Where You Can Find More Information.” This prospectus does not contain all of the information contained in the registration statements, certain items of which are contained in other parts of and in exhibits to the registration statements ~~certain parts of which are omitted in accordance with the rules and regulations of the SEC.~~ You should refer to the registration statements and the exhibits to the registration statements for further information with respect to us and the Contracts.
Comment 5. Glossary of Special Terms, page 2.
Please add the term RMD to the glossary.

Alison T. White, Esq.
SEC Office of Insurance Products
November 24, 2010

RESPONSE: The reference to “RMD” appears only on page 15 of the prospectus contained in the August 9th Filing, under “IV. Charges, Deductions and Adjustments — Adjustments And Charges Upon Withdrawals.” Rather than add a new defined term to the prospectus for this one instance, we will delete the reference to “RMD” in the prospectus in the Pre-Effective Amendment, so that the section will read as follows:
Free Withdrawal Amount
We do not apply a Market Value Adjustment factor or assess withdrawal charges if your request does not exceed a free withdrawal amount. The free withdrawal amount is the greater of:
a)	The annual “Required Minimum Distribution” ~~(“RMD”)~~ amount for Owners of Qualified Contracts (see “VII. Federal Tax Matters”) who have attained age 70½; or

b)	The amount of interest credited during the 12 months prior to the date of the request, less any Gross Withdrawal Amounts taken during the 12 month period prior to the date of the request.
Comment 6. Overview, page 4.
In the sentence stating that “[y]ou should read carefully this entire prospectus, including its Appendices and your Contract for more detailed information,” please delete the phrase “your Contract.” The prospectus should disclose all material features and benefits of the contract.
RESPONSE: We will revise the first paragraph under “II. Overview” in the prospectus in the Pre-Effective Amendment as follows:
This overview tells you some key points you should know about the Contract. Because this is an overview, it does not contain all the information that may be important to you. You should read carefully this entire prospectus, including its Appendices, ~~and your Contract~~ for more detailed information.
Comment 7. How does the Contract Work?, page 4.
Please either expand the example to reflect all significant aspects of the contract or use a more specific heading.
RESPONSE: We will revise “II. Overview — What kind of Contract is described in this Prospectus?” in the prospectus in the Pre-Effective Amendment as follows:
What kind of Contract is described in this Prospectus?

The Contract is a single payment modified guarantee deferred annuity contract subject to a ~~with~~ market value adjustment ~~intersts~~on early withdrawals. It provides for the accumulation of the Account Value and the payment of annuity benefits on a fixed basis.

Under the Contract, you make a Purchase Payment to us, you select a Term, and we credit interest for the Term. At the end of each Term, you can choose:
•	to start a Subsequent Term (up to a maximum Maturity Date),

•	to start Annuity Payments, or

•	to receive your Account Value.

Alison T. White, Esq.
SEC Office of Insurance Products
November 24, 2010

~~We may assess a withdrawal charge and make a Market Value Adjustment to your Account Value if you elect to start Annuity Payments or receive your Account Value outside of a 30 day period at the end of a Term (please see “Adjustments and Charges Upon Withdrawal” in “IV. Charges, Deductions and Adjustments”).~~

~~How does the Contract Work?~~

~~The following example illustrates how a Contract can work.~~ EXAMPLE: ~~It a~~Assume~~s that~~ you are 55 when you purchase the Contract, you do not take withdrawals, and we make 5~~y~~ Year and 6~~y~~ Year Terms available until you are 70:

—> Age 55 — You purchase a Contract and elect a 5-Year Term. We credit interest during the first Contract Year at the then current Declared Interest Rate ~~for the first year~~. We credit interest during the second Contract Year at the Indexed Crediting Rate we declare on the first Contract Anniversary. We credit interest during each remaining year in the Term at the then current Indexed Crediting Rate. We declare the Indexed Crediting Rate ~~and the rate~~ on each Contract Anniversary ~~thereafter is determined by the then current Indexed Crediting Rate~~ (i.e., first day of the Contract Year).

—> Age 60 — You renew for a Subsequent 6-Year Term. We credit interest during the first year of this Term at the then current Declared Interest Rate. ~~for the first year and the rate on each Contract Anniversary thereafter is determined by the then current~~ We will credit interest during each succeeding year during this Term at the Indexed Crediting Rate we declare on each succeeding Contract Anniversary.

—> Age 66 - You renew for a Subsequent 5-Year Term at the then-current Declared Interest Rate for the first year. We credit interest during each succeeding year during this Term at the Indexed Crediting Rate we declare on each succeeding Contract Anniversary.~~and the rate on each Contract Anniversary thereafter is determined by the then current Indexed Crediting Rate.~~

—> Age 71 — You elect to begin Annuity Payments.

We may assess a withdrawal charge and make a Market Value Adjustment to your Account Value if you elect to start Annuity Payments or receive your Account Value outside of a 30-dav period at the end of a Term (please see “Adjustments and Charges Upon Withdrawal” in “IV. Charges, Deductions and Adjustments”).

Comment 8.	What are my investment options? Initial Term, page 5.
We note your statement that the availability of Initial Terms may vary by distribution channel. Does the availability of renewal Terms also vary by distribution channel? If so, why?
RESPONSE: No, the availability of renewal Terms will not vary by distribution channel.

Comment 9.	Declared Interest Rate, page 5.
In light of the disclosure on the cover page that the Declared Interest Rate under the contract will never be less than [0-1%], please explain your statement that the Declared Interest Rate “will in no event be less than the minimum rate required by applicable law.” Also, please clarify your reference to “applicable law.”
RESPONSE: We will revise the prospectus to delete the statement that the Declared Interest Rate “will in no event be less than the minimum rate required by applicable law.”

Alison T. White, Esq.
SEC Office of Insurance Products
November 24, 2010

Comment 10.	Indexed Crediting Rate, page 5.
Your use of defined terms throughout this section makes it extremely difficult to follow. Please revise using plain English principals. In addition, please move the disclosure contained in Appendix A to the body of the prospectus.
RESPONSE: We will revise and retitle the referenced section to “II. Overview — How does my Account Value grow?” as shown in Attachment A to this letter. We also will move a substantial portion of the disclosure contained in Appendix A to a new section entitled “How Interest is Credited” in the revised “III. Description of the Contract — Accumulation Provisions,” as shown in Attachment B to this letter.

Comment 11.	How the Declared Interest Rate and the Guaranteed Margin are set, page 5.
Please explain the significance of the Guaranteed Margin in plain English. Also, please disclose how the Guaranteed Margin is calculated and what the basis is for including it in the MVA calculation.
RESPONSE: The Guaranteed Margin is a value we set at the beginning of a Term that has the potential to increase an annual Indexed Crediting Rate during that Term. For example, if the Guaranteed Margin is 0.2%, and the Index Crediting Rate for the 3rd year of a Term would be 0% without the Guaranteed Margin, we will increase that Index Crediting Rate for the 3rd year to 0.2%. We will revise the prospectus to simplify the description of the Guaranteed Margin, to explain the factors considered by the Company in setting it, and to illustrate its function in calculating the Indexed Crediting Rate, as shown in Attachment A to this letter.
We designed the MVA calculation to adjust cash withdrawals, up or down, to reflect relative changes in Interest Crediting Rates at the beginning of a guarantee period to the prevailing Interest Crediting Rates at the time of a premature cash withdrawal. We utilize the Guaranteed Margin in the MVA calculation to compare an assumed Interest Crediting Rate for the entire Term to an assumed “currently offered” Interest Crediting Rate. Our MVA formula does this by dividing: (a) the Guaranteed Margin at the beginning of a Term by (b) the Guaranteed Margin that we are offering at the time of a premature cash withdrawal for a Term equal to the remaining time of the Term.
We will revise the prospectus disclosure in “IV. Charges, Deductions and Adjustments — Market Value Adjustment Factor,” as provided as Attachment D to this letter. We also discuss the MVA calculation as a part of our response to Comment 20.

Comment 12.	What fees and charges do I pay under the Contract?, page 6.
a.	Please consider putting a fee table in this section.

b.	Please disclose the maximum period during which withdrawal charges will apply and how the period is determined.
RESPONSE: We will revise the prospectus to insert a fee table disclosing maximum withdrawal charges in the section entitled “IV. Charges, Deductions and Adjustments — Fee Table.” This section will also disclose (1) the maximum period during which withdrawal charges will apply and (2) the fact that the withdrawal period is determined by the contract owner upon selection of Terms, as shown in Attachment C to this letter. We will revise “II. Overview — Withdrawal Charges” to disclose that withdrawal charges apply up to the Maturity Date, as follows:
Withdrawal Charges. ~~If you make a withdrawal from the Contract before the Maturity Date, we may~~ We will assess a withdrawal charge (contingent deferred sales charge) and a Market Value Adjustment against amounts withdrawn (~~which~~from the

Alison T. White, Esq.
SEC Office of Insurance Products
November 24, 2010

Contract prior to the Maturity Date. The withdrawal charge will never ~~be more than~~exceed 8% of your Account Value~~) and Market Value Adjustment.~~. The withdrawal charge period will never exceed the longest then-available Term. When you select your Term, you determine your withdrawal charge period. There is never a withdrawal charge with respect to certain ~~free withdrawal amounts. The amount of the withdrawal charge and when it is assessed are discussed under “IV.~~Free Withdrawal Amounts (see “IV. Charges, Deductions and Adjustments~~” and Appendix C “~~ Free Withdrawal ~~Charge Schedule.”~~Amount”). A withdrawal may be subject to income tax and a 10% penalty tax (see “VII. Federal Tax Matters” for ~~possible qualifications and~~ a more detailed discussion). The amount of the withdrawal charge and when it is assessed are discussed in greater detail in the “Fee Table” and “Withdrawal Charge” sections under “IV. Charges, Deductions and Adjustments,” and also in Appendix C: “Withdrawal Charge Schedule.”
c.	Annual Fee.
On page 15 you state that you may assess an administrative fee on full withdrawals. If this fee is different from the $50 Annual Fee disclosed herein, please describe the fee and the amount in this section.
RESPONSE: We have determined to eliminate the “Annual Fee” (also referred to as the administrative fee) on full withdrawals. We will revise the prospectus in the Pre-Effective Amendment to remove any reference to the fee.
d.	Confirmation Statements.
It is unclear why you describe “Confirmation Statements” in this section. Is there a fee for such statements? Please advise or revise.
RESPONSE: There is no fee for confirmation statements. The “Confirmation Statements” section that appears in “II. Overview — What fees and charges do I pay under the Contract?” was duplicative of a section of the same name that appears in “VIII. General Matters.” Accordingly, in the prospectus in the Pre-Effective Amendment we will delete the section from the former but retain it in the latter.

Comment 13.	Confirmation Statements, page 6.
Please confirm that the last sentence of the section is accurate in all jurisdictions where the contract will be sold.
RESPONSE: The sentence, “If you fail to notify our Annuities Service Center of any mistake within 60 days of the mailing of the confirmation statement, you will be deemed to have ratified the transaction,” which appears as the last sentence in “VIII. General Matters — Confirmation Statements” (please see our response to Comment 12.d. above for an explanation of the section’s new location), is accurate in all jurisdictions where the contract will be sold.

Comment 14.	Right to Review, page 6.
If true, please disclose that in certain states the company is required to refund to the purchaser total purchase payments made during the free look period, without deduction of the MVA.
RESPONSE: We will revise the section entitled “II. Overview — Can I return my Contract?” as follows:
~~Right to Review.~~ Within 15 days (or other time period as required by applicable state insurance law) of your receipt of a Contract, you may cancel the Contract by returning it to us or our agent (see “III. Description of The Contract — Right To Review”). Within seven days after we receive

Alison T. White, Esq.
SEC Office of Insurance Products
November 24, 2010

the returned Contract, we will pay you an amount equal to the Account Value, adjusted by any Market Value Adjustment, if applicable, computed on the day the ~~c~~Contract is received by us. The Market Value Adjustment will only be applied where the change in the Guaranteed Margin~~, as determined by the formula in the contract specifications page,~~ effect when you purchase your Contract is greater than 0.25%. If the purchase of this Contract involves the replacement of any existing life insurance or annuity, then the right to review is extended to thirty days. If the Contract is issued as an individual retirement annuity under Section 408 or Section 408A of the Code ~~or as otherwise required by applicable law,~~ and you cancel during the first seven days of this right to review period, or as otherwise required by applicable law, then we will return an amount equal to the Payment made for the Contract (without the deduction of the Market Value Adjustment), if greater than the Account Value adjusted as described above.

Comment 15.	Risks related to the Withdrawal Charge, page 7.
Please prominently disclose, if true, that since the period during which withdrawal charges are assessed is renewed each time a new Term is elected, the withdrawal charges may apply (on and off) for as long as the contract owner owns the contract.
RESPONSE: We will add a box to the end of “Risks related to the Withdrawal Charge” section as follows:
Because we assess a withdrawal charge if you take a withdrawal from the Contract before the end of your elected Term, and because you may elect Subsequent Terms upon the expiration of any Term, withdrawal charges will apply, according to the schedules that appear in “IV. Charges, Deductions and Adjustments — Fee Table” and in Appendix C, for as long as you own your Contract. See “IV. Charges, Deductions and Adjustments — Withdrawal Charge” for more detailed information.
We also will add a similar box in “IV. Charges, Deductions and Adjustments — Withdrawal Charge.”

Comment 16.	The Historical Levels of the CPI-U are not an indication of the Future Levels of the CPI, page 8.
Please define the term CPI, or, if appropriate, change it to CPI-U.
RESPONSE: We will revise the prospectus as shown below. CPI-U is defined on the Cover Page and again in “I. Glossary Of Special Terms,” both of which precede the chapter “II. Overview.”
The Historical Levels of the CPI-U are not an Indication of the Future Levels of the CPI-U. The historical levels of the CPI-U are not an indication of the future levels of the CPI-U during the Term of your Contract. In the past, the CPI-U has experienced periods of volatility, and such volatility will occur in the future. Fluctuations and trends in the CPI-U that have occurred in the past are not necessarily indicative, however, of fluctuations that will occur in the future.

Comment 17.	Purchase Payment, page 9.
Please rewrite the last sentence of the second to last paragraph on page 9 in plain English.
RESPONSE: We will revise the paragraph as follows:
“You will be required to select the shortest available Term if all of the then-available Terms have expiration dates that would extend beyond the maximum Maturity Date. In that event, we will extend the maximum Maturity Date to coincide with the

Alison T. White, Esq.
SEC Office of Insurance Products
November 24, 2010

expiration date of the shortest available Term. For example, assume you are age 91 when your current Term expires, the maximum Maturity Date at the time will occur when you are age 95, and the shortest then-available Term is a 5-Year Term. If you choose to elect a Subsequent Term, you must elect the 5-Year Term even though you will be 96, and past the maximum Maturity Date when the 5-Year Term expires. Once you elect the 5-Year Term, we will extend the maximum Maturity Date to occur when you are age 96. (See “III. Description of the Contract — Annuity Provisions” for more information about the Maturity Date.)”

Comment 18.	Annuity Provision, page 12.
It would appear that footnote (1) applies to the statement that “[w]ithout our consent, the new Maturity Date may not be later than the maximum Maturity Date,” rather than the statement next to which it currently appears. Please rewrite.
RESPONSE: We will move the footnote in the third paragraph under “III. Description Of The Contract Annuity Provisions” as follows:
Generally, annuity benefits under the Contract will begin on the Maturity Date (the “Annuitization”). The Maturity Date is the date specified on the Contract specifications page, unless changed. If no date is specified, the Maturity Date is the maximum Maturity Date. The maximum Maturity Date generally is the first day of the month following the 95th birthday of the Annuitant. We will extend the Maximum Maturity Date, if necessary, to match the expiration date of the shortest available Subsequent Term at the time you elect to renew.) You may specify a different Maturity Date at any time by written request at least one month before both the previously specified and the new Maturity Date. Without our consent, the new Maturity Date may not be later than the maximum Maturity Date.[1] The occurrence or scheduled occurrence of Maturity Dates when the Annuitant is at an advanced age, e.g., past age 95, may in some circumstances have adverse income tax consequences (see “VII. Federal Tax Matters” for ~~possible qualifications and~~ a more detailed discussion). Distributions from qualified Contracts may be required before the Maturity Date.~~1~~

Comment 19.	Adjustments And Charges Upon Withdrawals, page 15.
Please clarify, if true, that the administrative fee described in this first paragraph is the same as the Annual Fee.
RESPONSE: Please see our response to Comment 12.c.

Comment 20.	Market Value Adjustment, pages 15 - 16.
Please move the disclosure in Appendix B to this section.
RESPONSE: We will move one of the examples and the disclosure from Appendix B, resulting in a revised “Market Value Adjustment” section and a simplified example to illustrate the Market Value Adjustment formula, as provided as Attachment D to this letter. In addition, we have determined to retain the tables that appear in Appendix B to the prospectus to provide additional disclosure.

Comment 21.	Withdrawal Charge, pages 16 - 17.
Please move the disclosure in Appendix C to this section.

Alison T. White, Esq.
SEC Office of Insurance Products
November 24, 2010

RESPONSE: As we indicated in our response to Comment 12, we will add a fee table to the prospectus in a new section entitled “IV. Charges, Deductions and Adjustments — Fee Table.” In addition, we will revise the referenced section to reflect the addition of the Fee Table, as follows:
Withdrawal Charge

~~Please see Appendix C for a schedule of withdrawal charges applicable to the Contracts we offer through this prospectus.~~ A withdrawal charge will reduce the amount payable to you if you make a withdrawal from the Contract before the end of your chosen Term. We calculate the amount of the withdrawal charge by multiplying the Gross Withdrawal Amount, less any applicable ~~annual fee and f~~Free ~~w~~Withdrawal ~~a~~Amount, by the applicable withdrawal charge percentage ~~obtained from the tables set forth in Appendix C~~. We use separate withdrawal charge percentages for Initial and Subsequent Terms. ~~(Please read “Withdrawals”~~Please see “Fee Table” above for a schedule of the maximum withdrawal charge percentages applicable to Initial Terms, and Appendix C: “Withdrawal Charge Schedules” for ~~more information.)~~a complete schedule of withdrawal charge percentages, including those applicable to Subsequent Terms.
In addition, we have determined to retain Appendix C to the prospectus to provide additional disclosure.

Comment 22.	Annual Fee, page 18.
If accurate, please add the phrase “or annuitize” after Account Value in the last sentence of the last paragraph on page 18.
RESPONSE: Please refer to our response to Comment 12.c.

Comment 23.	Other.
We are unable to locate the disclosure required by Items 501(b)(8) and 502(b) of Regulation S-K per Items 1 and 2 of Form F-3. Please advise or revise.
RESPONSE: We will revise the front page of the prospectus to add the following as the last sentence of the first paragraph appearing on the front page of the prospectus, as follows:
“Our wholly-owned subsidiary, John Hancock Distributors, LLC (“JH Distributors”), acts as principal underwriter of the Contracts.”
The disclosure in Item 502(b) of Regulation S-K, on the other hand, relates to transactions that are exempt from Section 5 of the 1933 Act pursuant to Section 4(3) of the 1933 Act. Accordingly, we respectfully submit that the Company is not required to include the Item 502(b) disclosure because the offering is continuous and a dealer would not be relying on the Section 4(3) exemption or on Rule 174.
OTHER MATTERS: The Pre-Effective Amendment will also include additional disclosures addressing partial annuitization and Roth vs. non-Roth IRA recordkeeping, arising from the passage of the Small Business Jobs Act of 2010 in October, and may also include other non-material changes.

Comment 24.	Tandy Representation.
RESPONSE: The Registrants hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and

Alison T. White, Esq.
SEC Office of Insurance Products
November 24, 2010

accuracy of the disclosure in the filing; and

•	the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to these requests please contact me at (617) 663-3192, or in my absence, please contact Arnold R. Bergman, Chief Counsel, at (617) 663-2184. Thank you.

Sincerely,
/s/ Thomas J. Loftus
Thomas J. Loftus
Senior Counsel — Annuities

ATTACHMENT A
~~What are my investment options~~How does my Account Value grow?
~~Initial~~ Terms. When you purchase a Contract, you must elect one, and only one, Initial Term. At the end of an Initial Term, you may elect a Subsequent Term from among those we make available at that time. We may offer up to ten different Terms under the Contracts:— one year through ten years—, for you to choose, but we may not make all of these Terms available at all times or through all authorized distributors of the Contracts. ~~Similarly, at the end of a Term, you may elect a Subsequent Term from among those we make available at that time.~~ We do not expect to offer Terms of over ten years.
Crediting Rates. For the first year of any Term, we will determine, in our sole discretion, the interest rates that we will credit. We call the interest rates we declare for the first year of any Term the “Declared Interest Rate.”
For the second and any subsequent year of any Term, we will apply the “Indexed Crediting Rate.” The Indexed Crediting Rate will be determined based on:
•	the annual changes in the All Items Consumer Price Index for All Urban Consumers for the U.S. City Average (published monthly by the Department of Labor, the “CPI-U”) as determined three months prior to the Contract Anniversary; adjusted by

•	a rate that we will determine, in our sole discretion, for the Indexed Crediting Rate and the Market Value Adjustment factor (the “Guaranteed Margin”). The Guaranteed Margin is guaranteed by us for the duration of the Term and, under certain market conditions, could be a negative value. (Please see “IV. Charges, Deductions and Adjustments — Adjustments And Charges Upon Withdrawals,” for a discussion of the impact of the Guaranteed Margin on the Market Value Adjustment factor.)
As illustrated by the example below, the Indexed Crediting Rate may change annually based on the CPI-U, but the Guaranteed Margin will remain constant through out the Term.
Inflation Guard
Assume you have invested $100.000 and elected a 10 Year Term and your Declared Interest Rate is 3.25%.

					Account Value
					(at each
		Change in	Guaranteed	Crediting	Contract
	Year	CPI-U	Margin	Rate	Anniversary)
Declared Interest Rate (applicable to first year only)	1	N/A	N/A	3.25%	$103,250
Indexed Crediting Rate (the percentage change in CPI-U plus the Guaranteed Margin — applicable to the second and any subsequent years)	2	1.50%	0.20%	1.70%	$105,005
	3	-0.10%	0.20%	0.10%	$105,110
	4	0.50%	0.20%	0.70%	$105,846
	5	-1.20%	0.20%	0.00%	$105,846
	6	2.30%	0.20%	2.50%	$108,492
	7	2.15%	0.20%	2.35%	$111,040
	8	2.20%	0.20%	2.40%	$113,707
	9	3.20%	0.20%	3.40%	$117,573
	10	2.80%	0.20%	3.00%	$121,100
~~What are the Crediting Rates?~~
~~Declared Interest Rate. We determine from time to time, in our sole discretion, the interest rates that we will credit for the first year of any Initial Term or Subsequent Term. The Declared Interest Rate will in no event be less than the minimum rate required by applicable law.~~
~~Indexed Crediting Rate. At each Contract Anniversary date within the selected Term, the Indexed Crediting Rate applicable for the following Contract Year will be determined based on the annual changes in the CPI U, adjusted by the Guaranteed Margin.—The Indexed Crediting Rate may change annually based on the CPI-U, but the Guaranteed Margin will remain constant through out the Term. Please Sec Appendix A. Regardless of the annual changes in the CPI-U, the Indexed Crediting Rate will never be less than the Floor Rate [nor greater than the Rate Cap] appearing on the first page of this prospectus.~~

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ATTACHMENT A
How We Set the Declared Interest Rate and the Guaranteed Margin ~~are Set~~. We consider various factors in setting the Declared Interest Rate and the Guaranteed Margin, including investment returns available at the time that we issue the Contract, sales commissions, administrative expenses, regulatory and tax requirements, general economic trends, and competitive factors. In addition, the Declared Interest Rate and the Guaranteed Margin may depend on the Term that you choose. In general, a Term with a longer duration may have a higher Declared Interest Rate and Guaranteed Margin.
The CPI-U percentages are only one part of the total crediting rate formula. We use the prior year’s change in the CPI-U. as a percentage, to help calculate the interest we will credit to your Account Value in the current year. The interest we will credit to your Account Value is never “linked” so as to directly correspond with any currently published CPI-U percentage.
Regardless of the annual changes in the CPI-U, the Indexed Crediting Rate will never be less than a minimum floor amount of 0% (the “Floor Rate”). For more detailed information on how interest is credited to your Contract, including the impact of Floor Rates, see “III. Description Of The Contract — Accumulation Provisions — Accumulation of Account Value,” and Appendix A: “How Interest is Credited.”

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ATTACHMENT B
Accumulation Provisions
Purchase Payment
You make your Purchase Payment to us at our Annuities Service Center. The minimum Purchase Payment for a Contract is $25,000 ~~stated on the first page of this prospectus~~. The maximum Purchase Payment which you may make without our prior approval is ~~also stated on the first page of this prospectus~~$1,000,000. We allocate the entire Purchase Payment to the Term which you select (see “Initial Term” and “Subsequent Terms” below). We will not accept additional Purchase Payments for a Contract. You may, however, purchase additional Contracts at the then prevailing Rates and Terms.
Initial Term. When you purchase a Contract, you elect your Initial Term. ~~We allocate the entire Purchasing Payment to the Term which you select.~~
Subsequent Terms. At the end of your Initial Term you may elect a Subsequent Term. You will have a period of 30 days commencing with the expiration of a Term to elect in writing a Subsequent Term from among those that are available. At least 15 days, but not more than 45 days prior to that period, we will provide you with written notice of the expiry of the Term. If you do not elect a Subsequent Term within the required period, we will select the next shortest Term available for you. The effective date of the Subsequent Term will be the first day following the expiry of the immediately preceding Term. Your Account Value will not be subject to any Market Value Adjustment at the time it is applied to a Subsequent Term pursuant to this provision. Once the Subsequent Tenn has been in effect for 30 days, the MVA formula will be re-imposed (see “IV. Charges, Deductions and Adjustments — Adjustments And Charges Upon Withdrawals”).
We may offer as many as ten Terms, ranging from one year through ten years, in connection with the Contracts, but we may limit the number of Terms we make available at any time, or through any authorized distributor of the Contracts. All Terms may not be available through all authorized distributors of the Contracts. You will be required to select the shortest available Term if all of the then-available Terms have expiration dates that would extend beyond the maximum Maturity Date. In that event, we will extend the maximum Maturity Date to coincide with the expiration date of the shortest available Term. For example, assume you are age 91 when your current Term expires, the maximum Maturity Date at the time will occur when you are age 95, and the shortest then-available Term is a 5-Year Term. If you choose to elect a Subsequent Term, you must elect the 5-Year Term even though you will be 96. and past the maximum Maturity Date when the 5-Year Term expires. Once you elect the 5-Year Term, we will extend the maximum Maturity Date to occur when you are age 96. (See “III. Description of the Contract — Annuity Provisions” for more information about the Maturity Date.)
If your purchase is part of a tax-free exchange pursuant to Code Section 1035 (see “VII. Federal Tax Matters — Exchanges of Annuity Contracts” for a more detailed discussion) or a trustee-to-trustee transfer of Qualified Plan funds, the Purchase Payment may consist of multiple components that we might receive on different dates. If this occurs, your Term shall commence on the date the first Purchase Payment component is received (within 60 days of the receipt of your application), and any subsequent component also received within 60 days of your application, shall be applied to the same Term as the first component and interest shall accrue as of the date of receipt of each component. In the event a subsequent Purchase Payment component is not received by us within 60 days of the date of your application, we will seek your instructions to either return the subsequent Purchase Payment component to you or, if the subsequent Purchase Payment component is at least the amount stated on the first page of this prospectus, to establish a separate additional annuity Contract. Some or all of the subsequent Purchase Payment component may be taxable if we return it to you.
Cancellation
Prior to the Maturity Date, we may, at our option, cancel a Contract if the Account Value is less than $5,000. If we cancel the Contract, we will pay the amount that would be paid as a result of a total withdrawal, and we will not apply a Market Value Adjustment or assess withdrawal charges. This cancellation privilege may vary in certain states in order to comply with the requirements of insurance laws and regulations in such states. The amount paid may be treated as a withdrawal for federal tax purposes and thus may be subject to income tax and to a 10% penalty tax. (See “VII. Federal Tax Matters” for ~~possible qualifications and~~ a more detailed discussion.)
How Interest is Credited
~~We may offer as many as ten Terms, ranging from one year through ten years, in connection with the Contracts, but we may limit the number of Terms we make available at any time, or through any authorized distributor of the Contracts: All Terms may not be available through all authorized distributors of the Contracts. In no event will you be permitted to elect a Subsequent Term longer than the shortest Term ending on or after the maximum Maturity Date.~~

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ATTACHMENT B
Declared Interest Rate. During the first year of any Term, ~~W~~we will declare and apply the Declared Interest Rate to your Account Value ~~applicable to the first year of the Initial Term and any Subsequent Term~~. This Declared Interest Rate will be shown on your application and on the Contract specifications page.
Indexed Crediting Rate. At each~~the~~ Contract Anniversary, we will determine the Indexed Crediting Rate applicable ~~the following year~~for the second and any subsequent Contract Years based on the year-over-year percentage change in the ~~Index adjusted by the Guaranteed Margin as more fully described in Appendix A. At the end of a Term, you may choose a Subsequent Term from any of the Terms that we are then offering~~CPI-U, as determined three months prior to the Contract Anniversary and adjusted by a Guaranteed Margin. The Indexed Crediting Rate will be applied on a daily basis, which, if compounded daily for one year, would equal the applicable Indexed Crediting Rate determined for that year (please see Appendix A: “How Interest is Credited” for a description of the Indexed Crediting Rate formula). The Guaranteed Margin will be shown on the specifications page, remains constant for the selected Term, and may be a negative value. We will reference the CPI-U as published three months previous to determining the Indexed Crediting Rate. The CPI-U is available approximately mid-month every month and calculated based upon the previous month’s values.
Floor Rate and Rate Cap. The Indexed Crediting Rate will never fall below the minimum Floor Rate of 0%. We currently do not limit the maximum Index Crediting Rate by use of a Rate Cap. In the future, however, we may impose a maximum limit uniformly on the Indexed Crediting Rate for new Contracts. The Rate Cap will be set no lower than 5%.
EXAMPLES:
The following examples assume that the current date is April 10, 2010. To set the Indexed Crediting Rate as of April 10, 2010, we would look to the CPI-U that was available on February 19, 2010, reflecting January 2010 values. This may be referred to as a “3 month look-back.” (April to January). For example, if we are setting rates on April 20th 2010, we would still look to the CPI-U that was available on February 19, 2010. Therefore, any day in April would be using the CPI-U from January that was released in February.
Determining the Indexed Crediting Rate. If the CPI-U value 3 months prior to the rate determination date is 200. the prior year’s CPI-U value is 195, and the Guaranteed Margin is 0.50%, then the Indexed Crediting Rate before the Floor Rate is applied would be:

[	200 195	- 1 ] + 0.50% = [2.56%] + 0.50% = 3.06%
Before any Floor Rate is applied, the Indexed Crediting Rate for the Contract Year is 3.06%.
Impact of Rate Floor on Indexed Crediting Rate. If the CPI-U value 3 months prior to the rate determination date is 190, the prior year’s CPI-U value is 200, the Floor Rate is 0%, and the Guaranteed Margin is 0.50%, then the Indexed Crediting Rate before the Floor Rate is applied would be:

190 200	- 1 + 0.50% = [- 5.00%] + 0.50% = -4.50%
-4.50% is less than the 0% Floor Rate, the Indexed Crediting Rate for the Contract Year is 0%.
~~You will have a period of 30 days commencing with the expiration of a Term to elect in writing a Subsequent Term from among those that are available. At least 15 days, but not more than 45 days prior to that period, we will provide you with written notice of the expiry of the Term. If you do not elect a Subsequent Term within the required period, we will select the next shortest Term available for you. The effective date of the Subsequent Term will be the first day following the expiry of the immediately preceding Term. Your Account Value will not be subject to any Market Value Adjustment at the time it is applied to a Subsequent Term pursuant to this provision. Once the Subsequent Term has been in effect for 30 days, the MVA formula will be re imposed.~~

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ATTACHMENT C
IV. Charges, Deductions and Adjustments
Fee Table
Contract Owner Transaction Expenses1
Maximum Withdrawal Charge2, 3
(as percent of applicable withdrawal amount)
Contract/Certificate Year at Time of Withdrawal — Initial Term

Term	1	2	3	4	5	6	7	8	9	10
1 Year	0%

2 Year	0%	0%

3 Year	8%	7%	6%

4 Year	8%	7%	6%	6%

5 Year	8%	7%	6%	6%	5%

6 Year	8%	7%	6%	6%	5%	5%

7 Year	8%	7%	6%	6%	5%	5%	4%

8 Year	8%	7%	6%	6%	5%	5%	4%	3%

9 Year	8%	7%	6%	6%	5%	5%	4%	3%	2%

10 Year	8%	7%	6%	6%	5%	5%	4%	3%	2%	1%

[1]	State premium taxes may also apply to your Contract, which currently range from 0.50% to 3.50% of your Purchase Payment (see Appendix E: “State Premium Taxes”).

[2]	This charge is taken upon withdrawal or surrender within the specified period of years measured from the date of your election of either an Initial or Subsequent Term (see “Withdrawal Charge” below).

[3]	Withdrawal charges vary by Terms. Because you select the Term, you determine your withdrawal charge period. Depicted in this table are the maximum withdrawal charges that will ever be imposed on this Contract, and which apply to the Initial Term only. For the full schedule of withdrawal charges by Subsequent Terms, please see Appendix C: “Withdrawal Charge Schedule.”

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ATTACHMENT D
Free Withdrawal Amount
We do not apply a Market Value Adjustment factor or assess withdrawal charges if your request does not exceed a free withdrawal amount. The free withdrawal amount is the greater of:
a)	the annual “Required Minimum Distribution” ~~(“RMD”)~~ amount for Owners of Qualified Contracts (see “VII. Federal Tax Matters”) who have attained age 70 ½; or

b)	the amount of interest credited during the 12 months prior to the date of the request, less any Gross Withdrawal Amounts taken during the 12 month period prior to the date of the request.
EXAMPLE: Assume:
•	You purchase a Contract on 9/15/10 for $100,000 and select a 5-year Initial Term.

•	you withdraw $25,000 at the end of the second year, and you have made no other withdrawals in the 12 months prior.

•	Interest earned on your Contract in the second year (the 12 months leading up to your withdrawal) equals $3,512.
Your free withdrawal amount equals the total interest earned in your second year (the 12 months leading up to your withdrawal), or $3,512, because you made no other withdrawals during that time period.
Any Market Value Adjustment or withdrawal charges would be applied to only $21,488 of your withdrawal ($25,000 - $3,512 = $21.488).
Market Value Adjustment Factor
General. One of the risks we face is the chance that you will want to withdraw money from your Contract at a time when the market values of the investments that we purchase are low. We share that risk with you by applying a fixed formula, a “Market Value Adjustment,” to amounts you withdraw or apply to an Annuity Option prior to the Maturity Date. The Market Value Adjustment ~~factor~~ may decrease or increase the amount that we pay to you or apply to an Annuity Option, as described below~~:~~ and, alone or in combination with applicable withdrawal charges, could result in your receiving less than your Purchase Payment.
Market Value Adjustment Factor. Market Value Adjustment will be equal to (a) multiplied by [(b)-l], where:
(a)	is equal to
(i)	the amount being withdrawn (in excess of the free withdrawal amount and before any applicable withdrawal charge), or

(ii)	the amount being applied to an Annuity Option; and
(b)	is equal to the Market Value Adjustment factor (the “MVA factor”).
The MVA factor is comprised of:
•	the Guaranteed Margin offered for the Term you selected and is currently in effect for your Contract;

•	the Guaranteed Margin offered on a Term equal to the number of months remaining in your current Term (as of the date of the withdrawal or annuitization);

•	an adjustment factor; and

•	the amount of time remaining in your current Term (as of the date of the withdrawal or annuitization).
The MVA factor components are applied according to ~~We determine the amount of the Market Value Adjustment by multiplying the amount being withdrawn (in excess of the Free Withdrawal Amount and before any applicable withdrawal charge) or applied to an Annuity Option by a factor expressed by~~ the following formula:
M issue=	=	the Guaranteed Margin in effect for the current Term ~~for this~~of your Contract (expressed as a decimal) (“issued Guaranteed Margin”).

M withdrawl	=	the Guaranteed Margin ~~(expressed as a decimal)~~ offered on a Term equal to the number of months remaining in your~~the~~ current Term, as of the date the withdrawal or annuitization request is processed (expressed as a decimal) (“withdrawal Guaranteed Margin”). For purposes of this calculation, months remaining will be rounded up to the next nearest whole month. If a~~n~~ withdrawal Guaranteed Margin ~~for-this~~of an appropriate duration is not available ~~for new purchases~~, we will declare, solely for the purpose of applying the MVA factor, a withdrawal Guaranteed Margin ~~solely for this purpose~~ that is consistent with the Guaranteed Margin ~~for~~ of durations that are ~~currently~~ available as of the date of the withdrawal or annuitization.

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ATTACHMENT D
k =	the adjustment factor, which is always 0.25%. This is designed to compensate us for certain expenses and losses that we may incur, either directly or indirectly, as a result of withdrawal or annuitization. Thus, even if the issued Guaranteed Margin and the withdrawal Guaranteed Margin are equal, or even if the withdrawal Guaranteed Margin is less than the issued Guaranteed Margin by up to 0.25% (the amount of adjustment factor ‘k’), adjustment factor ‘k’ will cause the Market Value Adjustment to be negative.

n =	the number of months from the date of withdrawal or annuitization to the end of the current Term. In the case of partial months, ‘n’ is rounded up to the next month. For example, assume you purchase a Contract on 9/15/10 and select a 5- year Term. On 9/15/12, you withdraw $25,000. ‘n’ equals the number of months remaining between 9/15/12 and the end of your 5-Year Term (9/15/15), or 36 months. Generally, the longer the time remaining in your current Term, the greater the Market Value Adjustment impact on the amount withdrawn or annuitized. This is because the more months remaining in your Term, the higher the compounding factor ‘n’ in the MVA factor.
EXAMPLE: Assume:
•	You purchase a Contract on 9/15/10 for $100,000 and select a 5-year Initial Term.

•	The Guaranteed Margin in effect for a 5-Year Initial Term on your date of purchase is 0.43%.

•	You withdraw $25,000 at the end of the second year, and have made no other withdrawals in the 12 months prior.

•	Because there are three years (36 months) remaining in your Initial Term from the date you make your withdrawal, we apply to the MVA factor the Guaranteed Margin for a 3-year Term that is offered as of the date your withdrawal. The Guaranteed Margin in effect for a 3-Year Term on the date of the withdrawal is 0.71%.

•	The adjustment factor ‘k’ is 0.25%.

•	And, after calculating the free withdrawal amount (see “Free Withdrawal Amount” above), the portion of your withdrawal that is subject to the Market Value Adjustment and a withdrawal charge is $21,488.
Your MVA factor equals 0.98433 ((1+0.0043)/(1+0.0071 + 0.0025) ^ (36/12)).
Your Market Value Adjustment equals -$337 (($21,488 * 0.98433) - $21.488 = -$337).
Impact of the Guaranteed Margin on the Market Value Adjustment. The Guaranteed Margin is determined, essentially, according to the difference between interest earned on investment bonds that we purchase and the cost needed to hedge our exposure under the Contracts. The interest earned/hedging cost differential passes to the Market Value Adjustment through application of the Guaranteed Margin in the MVA factor ~~The Market Value Adjustment reflects the relationship between the applicable Guaranteed Margin in effect for your Contract at the time of a withdrawal or annuitization and the applicable Guaranteed Margin we then make available for new Terms equal to the remaining duration of the Term under your Contract.~~ The impact of the Guaranteed Margin on the Market Value Adjustment is visible in the relationship between the issued Guaranteed Margin (M issue) and the withdrawal Guaranteed Margin (M withdrawal. In general:
•	if the issued Guaranteed Margin ~~in effect for your Contract~~ is lower than the withdrawal~~our currently available~~ Guaranteed Margin ~~for a Term equal to the remaining duration of the current Term applicable to your Contract,~~ the Market Value Adjustment will reduce the amount withdrawn or annuitized; and

•	if the issued Guaranteed Margin ~~in effect for your Contract~~ is higher than the withdrawal~~our currently available~~ Guaranteed Margin ~~for a Term equal to the remaining duration of the current Term applicable to your Contract~~ plus the adjustment factor (‘k’ ~~in the formula above~~), the Market Value Adjustment will increase the amount withdrawn or annuitized.
~~The Market Value Adjustment factor contains an adjustment factor ‘k’ in the formula above) that is designed to compensate us for certain expenses and losses that we may incur, either directly or indirectly, as a result of withdrawal or annuitization. Thus, even if the Guaranteed Margin remains the same during the period, or decreases by less than the adjustment, the Market Value Adjustment Will be negative due to the adjustment factor.~~
The greater the difference between~~in~~ the issued and the withdrawal~~se~~ Guaranteed Margins, the greater the impact ~~effect of~~ on the Market Value Adjustment, especially if the withdrawal Guarantee Margin is higher than the issued Guaranteed Margin. ~~The Market Value Adjustment also has a greater effect when Guaranteed Margins increase than when they decrease. As can be seen from the examples in Appendix B.~~ theThe resulting negative adjustment amount ~~that results from~~due to any increase of~~in~~ the withdrawal Guaranteed Margin from the issued Guaranteed Margins will be~~is~~ higher ~~in amount~~ than ~~the~~ any positive adjustment amount resulting~~that results~~ from a decrease ~~in~~ of the withdrawal Guaranteed Margins from the issued Guaranteed Margin (please see Appendix B: “Examples of Market Value Adjustment Calculations”).

2

ATTACHMENT D
~~The Market Value Adjustment is also affected by the amount of time remaining in the Term. Generally, the longer the time remaining in the Term, the greater the effect of the Market Value Adjustment on the amount withdrawn or annuitized. This is because the longer the time remaining in the Term, the higher the compounding factor ‘n’ in the Market Value Adjustment factor.~~
~~The Market Value Adjustment, alone or in combination with applicable withdrawal charges, could result in your receiving less than your Purchase Payment.~~
Because of the Market Value Adjustment provision of the Contract, you bear the investment risk that the current available Guaranteed Margin offered by us at the time of withdrawal or annuitization may be higher than the initial or subsequent Guaranteed Margin applicable to the Contract with the result that the amount you receive upon a withdrawal or annuitization may be substantially reduced.
For more information on the Market Value Adjustment, including examples of its calculation, see “Impact of Market Value Adjustment and Withdrawal Charge,” below, and also Appendix B: “Examples of Market Value Adjustment Calculations. ”

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